(The following is an unofficial English translation of the Convocation Notice of the 71st Ordinary General Meeting of Shareholders of Advantest Corporation (the “Company”). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

(Stock Code Number: 6857, TSE first section)
June 3, 2013

To Our Shareholders

Haruo Matsuno Representative Director President and CEO ADVANTEST CORPORATION 32-1, Asahi-cho 1-chome, Nerima-ku, Tokyo

CONVOCATION NOTICE OF
THE 71st ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 71st ordinary general meeting of shareholders of ADVANTEST CORPORATION  (the “Company”) will be held as set forth below.  Your attendance thereat is respectfully requested.

If you are not able to attend the meeting, we request that you exercise your voting rights in writing or by way of electro-magnetic method (via the Internet, etc.) by 5:00 p.m. of June 25, 2013 (Tuesday) after carefully reading the reference documents as set forth below.

1.	Date and time:	June 26, 2013 (Wednesday) at 10:00 a.m.
(The reception desk will  open at 9:00 a.m.)

2.	Place:	Main Conference Room of Advantest Corporation
32-1, Asahi-cho 1-chome, Nerima-ku, Tokyo

3.	Subject matters of the general meeting of shareholders:

Matters to be reported:

Item No.1:	Matters concerning the business report, consolidated financial statements and financial statements reporting for the 71st Fiscal Year (from April 1, 2012 to March 31, 2013)

Item No.2:	Matters concerning the results of audit of the Company’s consolidated financial statements by the Independent Auditors and the Board of Corporate Auditors

Matters to be resolved:

Agenda Item No.1:	Partial amendment to the Articles of Incorporation

Agenda Item No.2:	Election of nine directors

4.	Instructions for the Exercise of Voting Rights:

[Exercise of voting rights in writing by submitting the enclosed voting right exercise form]

Please indicate your intention to vote “for” or “against” each agenda item on the enclosed voting right exercise form, then return the form to us to be delivered by 5:00 p.m. of June 25, 2013 (Tuesday).

[Exercise of voting rights by way of electro-magnetic method (via the Internet, etc.)]

Please access the website for casting votes (http://www.evote.jp/) and indicate your intention to vote “for” or “against” each agenda item by following the on-screen instructions by the time limit set forth above. For details, please refer to “Instructions for the Exercise of Voting Rights via the Internet, etc.” as set forth on page 7.

[Handling of the duplicated votes]

If the voting rights are exercised by way of both voting right exercise form and electro-magnetic method, the exercise of voting rights by way of electro-magnetic method shall be deemed valid.

If the voting rights are exercised by way of electro-magnetic method multiple times, the last exercise of voting rights shall be deemed valid.

When you arrive at the meeting, please submit the enclosed voting right exercise form to the reception desk at the site of the meeting.

As the following information is available on the Company’s website in accordance with laws and regulations and Article 13 of the Articles of Incorporation, it is not included in the “Report for the 71st Fiscal Year”  enclosed herein.

1. Notes to Consolidated Financial Statements

2. Notes to Non-Consolidated Financial Statements

Amendments to the reference documents for the general meeting of shareholders and/or attached materials, if any, will be posted on the Company’s website.

We cordially invite you to attend a reception to be held after the meeting for shareholders.

For shareholders who will be unable to attend the meeting, presentation materials concerning matters to be reported will be posted on the Company’s website on the day of the meeting.

The resolutions adopted at the meeting will be posted on the Company’s website instead of issuing a written notice of resolution.

The Company’s website: http://www.advantest.co.jp/investors/en-index.shtml

Reference Documents for the General Meeting of Shareholders

Agenda Items and Reference Matters:

Agenda Item No. 1:	Partial amendment to the Articles of Incorporation

1.	Reason for the amendment:

In order to expand the Company’s business, one item will be added to Article 2 (Objective).

2.           Details of the proposed amendment:

The details of the proposed amendment are as follows:

(Changes are underlined.)
Present Article		Proposed Amendment
Article 2. (Objective)		Article 2. (Objective)

The objective of the Company shall be to engage in the following business activities:		The objective of the Company shall be to engage in the following business activities:

1.	Manufacture and sale of electric, electronic and	1.	Manufacture and sale of electric, electronic and
	physicochemical appliances and their applied equipment;		physicochemical appliances and their applied equipment;
	(Added)	2.	Manufacture and sale of medical equipment;
2.	Manufacture and sale of appliances, equipment and software	3.	Manufacture and sale of appliances, equipment and software
	related to any of the foregoing items;		related to each of the foregoing items;
3.	Lease and rental of equipment and appliances, etc., incidental to	4.	Lease and rental of equipment and appliances, etc., incidental
	each of the foregoing items;		to each of the foregoing items;
4.	Workers dispatching business; and	5.	Workers dispatching business; and
5.	Any and all business incidental to any of the foregoing items.	6.	Any and all business incidental to any of the foregoing items.

Agenda Item No.2 :	Election of nine directors

Upon the closing of this ordinary general meeting of shareholders, the term of office of all eight current directors will expire.  In order to further enhance the Company’s management lineup, we will increase the number of directors by one.  We therefore request that you elect nine directors.

The profiles of the director candidates are set forth below.

	Name (Date of Birth)	Brief personal history; position and assignment; and other significant concurrently held positions, if any		Number of the Company’s shares owned
1	Toshio Maruyama (April 17, 1948)	April 1973	Joined Advantest Corporation	11,213
		June 1989	Director
		June 1995	Managing Director
		June 1999	Senior Managing Director
		June 2001	Representative Director and President
		June 2003	Representative Director, President and COO
		June 2005	Representative Director, President and CEO
		June 2009	Chairman of the Board and Representative Director (present position)
2	Haruo Matsuno (February 14, 1960)	April 1984	Joined Advantest Corporation	14,626
		June 2008	Executive Officer
		June 2009	Representative Director, President and CEO (present position)
3	Yasushige Hagio (November 24, 1947)	April 1972	Assistant Judge, Tokyo District Court	2,342
		April 1982	Judge, Tokyo District Court
		April 1998	Instructor, Legal Training and Research Institute
		December 2003	Chief of Shizuoka District Court
		June 2004	Registered as Attorney-at-Law Joined Seiwa Patent & Law (present position)
		June 2006	Outside Director of Advantest Corporation (present position)
The reasons for nomination as a candidate for outside director and the number of years in office:
■Mr. Yasushige Hagio is a candidate for outside director.
■The Company selected Mr. Yasushige Hagio as a candidate because of his considerable experience and knowledge as a legal specialist, and the Company believes that he will contribute greatly to its management as an outside director.
■Although Mr. Yasushige Hagio has not been directly involved in the management of a company in the past, because he has been engaged in legal practice as a judge and an attorney-at-law for an extensive period, the Company believes that he will be able to adequately perform his duties as an outside  director.
■Mr. Yasushige Hagio has served as an outside director of the Company for seven years.

	Name (Date of Birth)	Brief personal history; position and assignment; and other significant concurrently held positions, if any		Number of the Company’s shares owned
4	Osamu Karatsu (April 25, 1947)	April 1975	Joined Nippon Telegraph and Telephone Public Corporation	335
		June 1991	Senior Director, LSI Laboratories, Nippon Telegraph and Telephone Corporation
		June 1997	Director, Advanced Telecommunications Research Institute International
		April 1999	Principal Consultant, SRI Consulting K.K.
		April 2000	Chief Executive Director, SRI Japan
		June 2012	Outside Director of Advantest Corporation (present position)
The reasons for nomination as a candidate for outside director and the number of years in office
■Mr. Osamu Karatsu is a candidate for outside director.
■The Company selected Mr. Osamu Karatsu as a candidate because of his considerable experience and knowledge as a semiconductor specialist, and the Company believes that he will contribute greatly to its management as an outside director.
■Mr. Osamu Karatsu has served as an outside director of the Company for one year.

5	Shinichiro Kuroe (March 30, 1959)	April 1981	Joined Advantest Corporation	3,319
		June 2005	Executive Officer
		June 2009	Director, Managing Executive Officer (present position)
		August 2012	Products and Technology (present position) Executive Vice President, Marketing Group (present position)
6	Sae Bum Myung (September 16, 1954)	April 1989	Joined Advantest Corporation	670
		June 2008	Executive Officer
		June 2011	Director, Managing Executive Officer (present position) Sales and Marketing (present position) Executive Vice President, Sales and Marketing Group (present position)
7	Hiroshi Nakamura (December 4, 1957)	April 1981	Joined Advantest Corporation	5,518
		June 2006	Executive Officer
		June 2009	Managing Executive Officer
		June 2010	Executive Vice President, Corporate Administration Group (present position)
		June 2012	Director, Managing Executive Officer (present position) Corporate Administration (present position)

Name (Date of Birth)	Brief personal history; position and assignment; and other significant concurrently held positions, if any	Number of the Company’s shares owned
8	Seiichi Yoshikawa (March 22, 1946) New Candidate	July 1969	Joined Fujitsu Limited	1,000
		June 2000	Director, Fujitsu Laboratories Ltd.
		June 2004	Managing Director, Fujitsu Laboratories Ltd.
		March 2011	Chairman, QD Laser, Inc.
		September 2012	Principal Fellow, Center for Research and Development Strategy, Japan Science and Technology Agency (present position)
The reasons for nomination as a candidate for outside director
■Mr. Seiichi Yoshikawa is a candidate for outside director.
■The Company selected Mr. Seiichi Yoshikawa as a candidate because of his considerable experience and knowledge as a research and development strategy specialist, and the Company believes that he will contribute greatly to its management as an outside director.

Message to the shareholders
I intend to apply my experience and actively participate in discussions as an outside director, serve to enhance corporate value and strive to contribute to the management of the Company.

9	Yoshiaki Yoshida (February 8, 1958) New Candidate	April 1999	Joined Advantest Corporation	1,143
		June 2006	Executive Officer
		June 2008	Executive Vice President, Corporate Planning Group (present position)
		June 2009	Managing Executive Officer (present position)
Message to the shareholders
I would like to leverage the Company’s management foundation as “No. 1 in the global semiconductor test equipment market” to enhance the associated businesses, and achieve sustained growth and the enhancement of corporate value through the application of the Company’s measurement technology to different fields and to the global market. I will strive to make the Company into one that maintains the confidence of our customers and shareholders.

Note:
1.	These candidates do not have any special interest in the Company.
2.
The Company has registered Messrs. Yasushige Hagio and Osamu Karatsu as independent directors with the Tokyo Stock Exchange. In addition, the Company also plans to register Mr. Seiichi Yoshikawa as an independent director, subject to  the approval of his election.

3.
The Company has entered into an agreement with each of Messrs. Yasushige Hagio and Osamu Karatsu, limiting their liability as defined in Article 423, Paragraph 1 of the Companies Act.  The upper limit of liability based on this agreement is the minimum liability as provided in the applicable laws and ordinances. Also, if Mr. Seichi Yoshikawa’s election is approved, the Company intends to enter into an agreement limiting his liability, with the same terms and conditions as the aforementioned agreement.

<<Instructions for the Exercise of Voting Rights via the Internet, etc.>>

If you choose to exercise your voting rights via the Internet, please read the instructions below before doing so.  If you attend the meeting, you do not need to mail the voting right exercise form or vote via the Internet.

1.	About the website for casting votes
(1)
Voting rights may be exercised online only by accessing the website designated by the Company (http://www.evote.jp/) on a personal computer, smart phone or mobile phone. (This website is out of service from 2:00 a.m. to 5:00 a.m. every day.)

(2)	In some cases, you may not be able to use the website for casting votes due to your Internet environment, network service, or communication device model.
(3)
Although exercise of Voting Rights via the Internet is available until 5:00 p.m. on June 25, 2013 (Tuesday), please exercise your voting rights early.  Please contact the help-desk below if you have any questions.

2.	About the exercise of voting rights via the Internet
(1)
Please use your “login ID” and “temporary password” indicated on the enclosed voting rights exercise form to access the voting website (http://www.evote.jp/), then  vote “for” or “against” by following the on-screen instructions.

(2)
Please note that you will be asked to change your “temporary password” on the website for casting votes in order to avoid unauthorized access by any third person other (spoofing) or altering the details of your vote.

3.	Handling of votes cast more than one time
(1)	If voting rights are exercised both by mail and via the Internet, the exercise of voting rights via the Internet shall be deemed valid.
(2)
If voting rights are exercised via the Internet multiple times, the last exercise of voting rights shall be deemed valid.  Also, if the voting rights are exercised through the use of more than one electronic devices including a personal computer, a smart phone or a mobile phone, the voting right exercised last in time shall be deemed valid.

4.	Charges and fees incurred by accessing the website for casting votes

Any connection charges due to Internet service providers and communication charges due to communication carriers incurred as a result of using the voting website shall be the responsibility of each shareholder.

Contact for inquiry regarding IT system, etc.
Corporate Agency Division (Help desk) , Mitsubishi UFJ Trust and Banking Corporation
Phone number:	0120-173-027 (toll-free number within Japan)
Business hours:	9 a.m. to 9 p.m. (Japan time)

(About the electronic voting platform)
Nominee shareholders (including standing proxies) such as trust banks can use the electronic voting platform operated by ICJ, Inc. by submitting an application in advance.